

January 28, 2022

John V. Oyler
Chief Executive Officer and Chairman
BeiGene, Ltd.
94 Solaris Avenue, Camana Bay
Grand Cayman
Cayman Islands

>   **Re: BeiGene, Ltd.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2020**
>   **Filed February 25, 2021**
>   **File No. 001-37686**

Dear Mr. Oyler:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Edwin O'Connor